6 January 2003
Number: 01/03

CHIP GOODYEAR APPOINTED BHP BILLITON CHIEF EXECUTIVE,
BRIAN GILBERTSON RESIGNS

The boards of BHP Billiton Ltd and BHP Billiton Plc today announced that they had appointed Mr Charles (Chip) Goodyear as Chief Executive to replace Mr Brian Gilbertson, who has resigned as Chief Executive and as a director due to irreconcilable differences with the Boards.

In order to resolve this situation and in the best interests of the company and its shareholders, Mr Gilbertson decided to resign.

"Brian and Paul Anderson were the primary architects of the successful merger of BHP and Billiton that has made the group one of the world's leading resources companies," BHP Billiton Chairman Don Argus said today.

"We wish him every success in the future."

"During my time at BHP Billiton it was a privilege to lead an experienced and talented management team as we created the leading player in our industry. I have every confidence in the future success of the group under Chip Goodyear's leadership," Mr Gilbertson said.

Mr Goodyear (44), who joined BHP in 1999 as Chief Financial Officer, has been Chief Development Officer for the BHP Billiton group since June 2001 and was appointed an executive director in November 2001. Mr Goodyear takes up his new appointment immediately.

Mr. Argus said that Mr Goodyear has the full support of the board in continuing the strategic approach announced last year.

"Chip is an outstanding executive with solid resources industry experience. During his time at BHP Billiton he has shown real leadership skills, financial acumen and a great ability to get things done. He is widely respected throughout the company and is highly regarded by the investment community.

"The success of the merger integration, the quality of our world class asset base and management team continues to be reflected in the group's solid underlying performance" Mr Argus said.

Commenting on his appointment Mr Goodyear said:

"The Customer Sector Group business model and the company's strategy have been in place and effective for over 18 months. The financial success and the significant progress we have made demonstrate our business model and strategy are working well. Together with the rest of the organization I am enthusiastic about the future and I look forward to continuing these initiatives and building on the progress we have made."

Biographical background attached.
Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7747 3956 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Michael Buzzard, Media Relations Tel: +61 3 9609 2046 Mobile: +61 417 914 103 email: Michael.Buzzard@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7747 3977 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BACKGROUND INFORMATION
Charles (Chip) Goodyear

Charles W (Chip) Goodyear became Chief Executive of BHP Billiton on 6 January 2002. Mr Goodyear will relocate from London to the company's headquarters in Melbourne to take up his appointment.

Mr Goodyear (44), who joined BHP in 1999 as Chief Financial Officer, has been BHP Billiton's Chief Development Officer since June 2001 and an executive director since November 2001.

As Chief Development Officer Chip was responsible for overseeing the group's portfolio management activities worldwide as well as strategy development and corporate activity.

In this position he is recognised for completing a number of important transactions that have further refined the BHP Billiton's asset portfolio and added significant value for shareholders. They include merger with Billiton plc and specific transactions including the sale of BHP Billiton's interest in CVRD, the Intercor acquisition and the exit from Indonesian Coal.

Together with Paul Anderson, Chip is widely credited with turning around the fortunes of the old BHP.

Mr Goodyear has extensive financial, corporate restructuring and merger and acquisition experience. He was formerly President of Goodyear Capital Corporation based in the United States. He is highly regarded in the international resources industry holding a number of senior positions including Executive Vice President and Chief Financial Officer of the NYSE listed resources company Freeport-McMoRan Inc.

Career

Executive Director & Chief Development Officer 2001 - 2002; Chief Financial Officer 1999-2001; President Goodyear Capital Corporation 1997-99; Executive Vice President & Chief Financial Officer Freeport-McMoRan, Inc.1995-97; Senior Vice President & Chief Investment Officer Freeport-McMoRan, Inc. 1993-95; Vice President Corporate Finance Freeport-McMoRan, Inc. 1989-93; Vice President Kidder, Peabody & Co. 1986-89; Assistant Vice President Kidder, Peabody & Co. 1985-86; Associate Kidder, Peabody & Co. 1983-85

Personal

MBA The Wharton School of Finance University of Pennsylvania; BSc Yale University, Connecticut.

Married, two children. Recreation: Bicycling,skiing,fishing

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia